UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 2022

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On July 20, 2022, Akari Therapeutics, Plc (the “Company”) issued unaudited interim condensed consolidated financial statements as of March 31, 2022, prepared in accordance with generally accepted accounting principles in the United States, together with the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the same period. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2022

In addition, on July 20, 2022, the Company issued a press release announcing its first quarter 2022 financial results and recent clinical progress highlights. A copy of the press release is attached hereto as Exhibit 99.3, and incorporated herein by reference.

The information contained in Exhibits 99.1 and 99.2 and the statements under “First Quarter 2022 Financial Results”, the accompanying financial statements and “Cautionary Note Regarding Forward-Looking Statements” of Exhibit 99.3 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2022

99.3	Press release dated July 20, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: July 20, 2022